EX-99.h.4.n

AMENDED AND RESTATED FEE WAIVER AND

EXPENSE ASSUMPTION AGREEMENT

AMENDED AND RESTATED FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT, dated as of                     , 2008, between DFA Investment Dimensions Group Inc., a Maryland corporation (the “Fund”), on behalf of the U.S. Sustainability Core 1 Portfolio, the International Sustainability Core 1 Portfolio, and the DFA Selectively Hedged Global Fixed Income Portfolio (each a “Portfolio,” and together, the “Portfolios”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”), amending and restating the Fee Waiver and Expense Assumption Agreement dated January 7, 2008.

WHEREAS, Dimensional has entered into Investment Advisory Agreements with the Fund, on behalf of the Portfolios, pursuant to which Dimensional provides investment management services for the Portfolios, and for which Dimensional is compensated based on the average net assets of such Portfolios; and

WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of each Portfolio and its shareholders to limit the expenses of the Portfolio;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver and Expense Assumption by Dimensional. Dimensional agrees to waive all or a portion of its management fee and to assume the ordinary operating expenses of each Portfolio (excluding the expenses that the Portfolio incurs indirectly through its investment in other investment companies) (“Portfolio Expenses”) to the extent necessary to limit the Portfolio Expenses for each Portfolio, on an annualized basis, to the following percentages of the respective Portfolio’s average net assets:

U.S. Sustainability Core 1 Portfolio	0.37 of 1%
International Sustainability Core 1 Portfolio	0.57 of 1%
DFA Selectively Hedged Global Fixed Income Portfolio	0.25 of 1%

2.	Duty to Reimburse Dimensional. If, at any time, the Portfolio Expenses of a Portfolio are less than the applicable limitation, identified in Section 1 of this Agreement, then the Fund, on behalf of the respective Portfolio, shall reimburse Dimensional for any fees previously waived and/or expenses previously assumed to the extent that the amount of such reimbursement does not cause the Portfolio Expenses of the Portfolio to exceed the limitation identified above. There shall be no obligation of the Fund, on behalf of a Portfolio, to reimburse Dimensional for fees waived or expenses assumed by Dimensional more than thirty-six (36) months prior to the date of any such reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.

4.	Duration and Termination. This Agreement shall continue in effect until March 1, 2010 for each Portfolio, and shall continue in effect from year to year thereafter, unless and until the Fund or Dimensional notifies the other party to the Agreement, at least thirty days (30) prior to the end of the one-year period for a Portfolio, of its intention to terminate the Agreement. This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement, between Dimensional and the Fund, on behalf of such Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DFA INVESTMENT DIMENSIONS GROUP INC.	DIMENSIONAL FUND ADVISORS LP

	By:	DIMENSIONAL HOLDINGS INC., General Partner

By:	By:
Name:	Name:
Title:	Title: